FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
Tel: (604) 669-4777

(the “Company”)

Item 2	Date of Material Change

July 5, 2005, being the date of the news release.

Item 3	News Release

The press release was distributed to the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and The Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company announced that it has closed a previously announced financing with a syndicate of underwriters led by Canaccord Capital Corporation and including Orion Securities Inc., National Bank Financial Inc., and Paradigm Capital Inc. (collectively, the “Underwriters”). The transaction consisted of 5,000,000 common shares plus an over allotment of 750,000 common shares, at a price of $3.25 per share. All the shares were fully subscribed for total gross proceeds of $18,687,500. The underwriters were paid a cash commission of 6% of the gross proceeds. The net proceeds of the offering are to be used by the Company for the exploration of the Company’s Gualcamayo gold project in San Juan, Argentina, and for general working capital.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9	Date of Report

DATED at Vancouver, British Columbia this 5th day of July 2005.

VICEROY EXPLORATION LTD.

“Michele A. Jones”
Michele A. Jones Corporate Secretary

Viceroy	News Release #2005.13
Exploration Ltd.
TSX: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 / Toll Free: 1.888.662.4777 / www.viceroyexploration.com

News Release

Viceroy Completes Bought Deal Financing of CDN$18,687,500

Vancouver, British Columbia, July 5, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”) is pleased to announce that it has closed a previously announced financing with a syndicate of underwriters led by Canaccord Capital Corporation and including Orion Securities Inc., National Bank Financial Inc., and Paradigm Capital Inc. (collectively, the “Underwriters”). The transaction consisted of 5,000,000 common shares plus an over allotment of 750,000 common shares, at a price of $3.25 per share. All the shares were fully subscribed for total gross proceeds of $18,687,500. The underwriters were paid a cash commission of 6% of the gross proceeds. The net proceeds of the offering are to be used by the Company for the exploration of the Company’s Gualcamayo gold project in San Juan, Argentina, and for general working capital.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo gold project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated Nov. 11, 2004, the main resource lies within the QDD deposit and the most recent resource estimate includes a measured and indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposits amount to 2.9 million tonnes of 1.88 g/t Au (176,000 ounces).

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

General investor inquiries please call:
1-888-662-4777

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.